Exhibit 99.4

ROMA Green Finance Establishes Dedicated Artificial Intelligence and High-Performance Computing Infrastructure Investment Vertical

New vertical extends ROMA’s sustainable-finance mandate into energy-efficient, behind-the-meter-powered digital infrastructure; Company is evaluating a pipeline of distributed, sub-50 MW AI/HPC investment opportunities, subject to diligence, definitive documentation, and board approval.

ROMA, HONG KONG, June 12, 2026 (GLOBE NEWSWIRE) — ROMA Green Finance Limited (Nasdaq: ROMA) (“ROMA” or the “Company”) today announced the establishment of a dedicated investment vertical focused on Artificial Intelligence and High-Performance Computing (AI/HPC) infrastructure. The vertical extends the Company’s sustainable-finance and ESG advisory mandate into low-carbon, energy-efficient digital infrastructure.

The vertical targets distributed, sub-50 MW compute assets paired with on-site behind-the-meter (BTM) power generation in low-cost energy jurisdictions. ROMA believes this approach is differentiated from large-scale hyperscale development and is defensible on ESG grounds through improved energy efficiency, reduced grid dependence, and disciplined, partnership-led capital deployment.

Strategic Highlights

●	Extends ROMA’s sustainable-finance and ESG advisory mandate into energy-efficient digital infrastructure.
●	Targets distributed, sub-50 MW AI/HPC compute assets paired with on-site behind-the-meter (BTM) power generation in low-cost energy jurisdictions.
●	Pursues a capital-disciplined, asset-light, partnership-led strategy intended to differentiate the Company from hyperscale developers.
●	The Company is evaluating a pipeline of potential investments; any specific transaction will be publicly disclosed if and when a definitive agreement is reached that would be material to the Company.
●	All investment activity is subject to due diligence, the execution of definitive documentation, and board approval.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the matters described in this release, including timing, scope, and anticipated benefits. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “target,” “may,” “will,” and similar expressions are intended to identify forward-looking statements.

These statements are based on the Company’s current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. The transaction(s) described herein, where applicable, are governed by a non-binding letter of intent, remain subject to due diligence, the negotiation and execution of definitive documentation, and any required corporate, regulatory, and third-party approvals, and may not be completed on the terms described or at all. The Company undertakes no obligation to update any forward-looking statement except as required by law. Additional information concerning risks and uncertainties is contained in the Company’s filings furnished to or filed with the U.S. Securities and Exchange Commission, including on Form 6-K and the Company’s Annual Report on Form 20-F.

Investor & Media Contact

Clarie Luk, CEO, claireluk@romagroup.com, (+852) 2529-6878